Wisconsin Public Service Corporation

2830 South Ashland Avenue

P.O. Box 19001

Green Bay, Wisconsin 54307-9001

June 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

RE:	Wisconsin Public Service Corporation

Registration Statement on Form S-3 - File No. 333-256593

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wisconsin Public Service Corporation hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m., June 11, 2021, or as soon as practicable thereafter.

Please call or email Eric Koontz of Troutman Pepper Hamilton Sanders LLP at (404) 885-3309 or eric.koontz@troutman.com as soon as the Registration Statement has been declared effective.

Yours very truly,

WISCONSIN PUBLIC SERVICE CORPORATION

By:	/s/ Scott J. Lauber
Name:	Scott J. Lauber
Title:	Executive Vice President